UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 6, 2020

(Date of earliest event reported)

HYLETE, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-5220524
(State or other incorporation)	(I.R.S. Employer Identification No.)

564 Stevens Avenue,

Solana Beach, CA 92075

(Full mailing address of principal executive offices)

(858) 225-8998

(Issuer’s telephone number, including area code)

Class A Common Stock

Class A Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

On January 6, 2020, HYLETE, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware to, among other things, convert all shares of the Company’s Class B Common Stock, par value $0.001, of which 6,000,000 shares are authorized, into shares of the Company’s Class A Common Stock, par value $0.001, and remove the Class B Common Stock as an authorized class of stock of the Company. Immediately prior to the Restated Certificate becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each share of the Company’s Class B Common Stock issued and outstanding immediately prior to the Effective Time that was then held of record by any holder was automatically reclassified into one share of Class A Common Stock. Any Class B Common Stock that could be issued pursuant to the exercise of options, warrants or convertible securities outstanding prior to the Effective Time was automatically reclassified into an option, warrant or convertible security issuable for Class A Common Stock.

The rights, preferences, privileges and restrictions of the Class A Common Stock and Class B Common Stock were equal and identical in all respects, except that the holders of Class B Common Stock did not have any voting rights, except as required by applicable law. As such, as a result of this conversion, the previous Class B Common stockholders will now have voting rights as holders of Class A Common Stock. Each holder of the company’s Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Item 9.	Other Events.

Certificate of Incorporation Amendment

On January 6, 2020, the Company filed the Restated Certificate with the Secretary of State of the State of Delaware to, among other things, (i) create a new series of Preferred Stock of the Company designated Series AA Preferred Stock, par value $0.001 per share, consisting of 10,000,000 authorized shares; (ii) convert all shares of the Company’s Class B Common Stock, par value $0.001, of which 6,000,000 shares are authorized, into shares of the Company’s Class A Common Stock, par value $0.001, and remove the Class B Common Stock as an authorized class of stock of the Company; (iii) increase the number of authorized shares of Class A Common Stock from 30,000,000 to 36,000,000; and (iv) make certain other changes as are set forth in the Restated Certificate, effective as of January 6, 2020. The Restated Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Bylaws Amendment

On January 21, 2020, the Board of Directors of the Company approved an amendment to the Company’s Bylaws to increase the number of directors constituting the entire Board of Directors from five (5) to seven (7). The amendment to the Company's bylaws is filed as Exhibit 2.2 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYLETE, Inc.

By:	/s/ Ron L. Wilson, II
Name:	Ron L. Wilson, II
Title:	Chief Executive Officer

Date:	February 13, 2020

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Exhibit Index

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation.
2.2	First Amendment to Bylaws.

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